Exhibit 99.1

PRESS RELEASE

United Arab Emirates: TotalEnergies and ADNOC Expand Strategic Alliance

Paris, July 19, 2022 – On the occasion of the state visit in Paris of His Highness Sheikh, Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates, TotalEnergies and Abu Dhabi National Oil Company (ADNOC) have signed a strategic partnership agreement that aims to jointly evaluate new growth opportunities in the following areas:

●	development of oil and gas projects in the UAE to ensure sustainable energy supply to the markets and contribute to global energy security;

●	supply of diesel from the UAE to France;

●	prospects for a commercial carbon capture, utilization, and storage (CCUS) project in the UAE.

“I am pleased that TotalEnergies is reaffirming and expanding its strategic collaboration with the United Arab Emirates through a multi-energy cooperation with ADNOC, our long-standing partner in the UAE. Our partnership across the entire energy value chain allows our two companies to join forces to contribute to the energy supply of global markets, while reducing carbon emissions from our operations”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“TotalEnergies is a longstanding strategic partner, and we are very pleased to build on our successful partnerships through this agreement as the UAE and France strengthen energy cooperation. The agreement offers the potential to accelerate growth and create greater and more sustainable value for our mutual benefit. We look forward to working with TotalEnergies to unlock the opportunities presented by the agreement across the energy value chain to enable more secure, affordable and sustainable energy for our countries and the world,” said His. Excellency. Dr. Sultan Ahmed Al Jaber, UAE Minister of Industry and Advanced Technology and ADNOC Managing Director and Group CEO.

TotalEnergies in the United Arab Emirates

TotalEnergies has been present in the United Arab Emirates for more than 80 years where he has built a longstanding presence, reflected by the size and diversity of its multi-energy assets and partnerships. It is today the 1st foreign company active in the country, with all its businesses present. In 2021, TotalEnergies’ equity production there was 280,000 barrels of oil equivalent per day (boe/d).

In partnership with ADNOC, TotalEnergies holds the following interests:

▪	10% in the ADNOC Onshore oil concession;
▪	20 % in the offshore Umm Shaif & Nasr oil concession and 5% in the offshore oil Lower Zakum concession;
▪	15% in ADNOC Gas Processing (former GASCO);
▪	5% in ADNOC LNG (former ADGAS);
▪	5% in the National Gas Shipping Company (NGSCO);
▪	40% in the Ruwais Diyab unconventional gas concession.

In partnership with Mubadala, TotalEnergies holds a 24.5% stake in Dolphin Energy, the first gas marketing project between Qatar, UAE, and Oman (2007).

TotalEnergies has been active in the country’s power generation since 2001 through the Taweelah desalination plant and power station, which meets around 10% of Abu Dhabi's water and electricity needs, in partnership with TAQA. In renewables, TotalEnergies (20%) is a partner of Masdar and ADPF in UAE’s first Concentrated Solar Power plant, which was inaugurated in 2013 with a capacity of 109 MW. The Company continues to grow in the solar sector in the country, especially in the field of distributed generation where it holds a leading position.

The Company also has a top position in the manufacturing and marketing of a wide range of automotive and industrial lubricants with a blending plant in the Emirates, supplying the whole region.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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